SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 11, 2003

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

126 25 Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

Announcement of LM Ericsson Telephone company, dated April 8, 2003, regarding newly elected members to Ericsson’s Board of Directors.

Press Release April 8, 2003

Arne Mårtensson and Carl-Henric Svanberg elected to Ericsson’s Board of Directors

At Ericsson’s Annual General Meeting (AGM), Peter Bonfield, Sverker Martin-Löf, Eckhard Pfeiffer, Peter Sutherland, Michael Treschow, Lena Torell and Marcus Wallenberg were today re-elected Members of the Board of Directors. At the same time, it was resolved that Arne Mårtensson and Carl-Henric Svanberg were elected Members of the Board.

Arne Mårtensson is Chairman of the Board of Directors of Handelsbanken, and Member of the Board of Holmen, Industrivärden, Sandvik, Skanska and Vin & Sprit. He is a member of the Industry and Commerce Exchange Committee, the Advisory Board of the Stockholm School of Economics and Chairman of the Stockholm School of Economics Association.

Carl-Henric Svanberg took up the position as President and CEO of Ericsson in conjunction with the AGM on April 8, 2003. He is also a member of the Board of Directors of Assa Abloy.

The AGM resolved that nine Directors and no Deputies should serve on the Board of Directors.

The Meeting also resolved that the Board of Directors’ fee should amount to maximum SEK 8 million to be distributed by the Board of Directors among its members. Further, the AGM resolved that the Chairman of the Board will receive an additional temporary fee of SEK 5,5 million for each of the year 2002 and 2003 in appreciation of his exceptional work efforts during 2002, all beyond the normal duties of a chairman, and which will be required by the Chairman also during 2003.

The AGM resolved that no dividend should be paid for the year 2002. The Board of Directors and the President were discharged of liability.

The AGM also resolved to re-elect Carl-Eric Bohlin and Thomas Thiel Statutory Auditors and to elect Bo Hjalmarsson Statutory Auditor, replacing Olof Herolf. Three Deputy Auditors were elected, i.e. Stefan Holmström and Jeanette Skoglund were re-elected Deputy Auditors and Peter Clemedtson elected Deputy Auditor, replacing Bo Hjalmarsson. The meeting decided that the Auditors’ fee should be paid on account.

Claes Dahlbäck, Investor; Anders Ek, Robur; Anders Nyrén, Industrivärden; Lars Otterbeck, Alecta; and Michael Treschow were re-elected members of the Nomination Committee until the end of the Annual General Meeting in 2004.

It was also resolved that no fee should be paid to the Nomination Committee.

As previously announced, Kurt Hellström resigned as President and CEO in conjunction with the AGM and Carl-Henric Svanberg succeeded Kurt Hellström as President and CEO.

Kurt Hellström’s speech at the AGM can be found at http://www.ericsson.com/press

Further, the AGM resolved in accordance with the Board of Directors’ proposal:

1.  to authorize the Company to transfer, prior to the Annual General Meeting in 2004, a maximum of 30,539,465 shares of series B; a separate press release has been issued regarding this resolution; and

2.  to establish a Stock Purchase Plan 2003 and, as a consequence thereof, to amend § 6 of the Articles of Association to the effect that the Company is authorized to issue shares of series C to a maximum amount of 158,000,000. A separate press release has been issued regarding this resolution.

Michael Treschow, Chairman of the Board, confirmed as previously announced that the group of large A and B shareholders, investigating the possibilities to reduce the difference in voting rights between the A and B shares, continues its work and, if and when a proposal likely to be approved by the shareholders is ready, such proposal will be presented.

Further, the AGM resolved against Einar Hellbom’s proposal for equal voting rights for shares of series A and B.

Further, the AGM resolved against Robert Österbergh’s proposal a) to establish an ethics code, b) to establish a procedure whereby an ethical audit would be performed by a special independent auditor, c) to describe in the annual report each Board members possible participation in various lobby groups, d) to account for the Company’s possible contributions to lobby groups and the purpose therefore, and e) to account for possible contributions to foreign politicians or political parties. Ericsson has already today a code of conduct and already performs extensive work in related matters.

At the Statutory Board Meeting subsequent to the AGM, Michael Treschow was appointed Chairman of the Board and Arne Mårtensson and Marcus Wallenberg were appointed Deputy Chairmen. As previously announced, Carl-Henric Svanberg was appointed President and CEO, Per-Arne Sandström was appointed First Executive Vice President and Deputy CEO and Karl-Henrik Sundström was appointed Executive Vice President and CFO.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION PLEASE CONTACT

Media:

Åse Lindskog, Director, Media Relations, Ericsson Corporate Communications

Phone: +46 730 244 872, E-mail: ase.lindskog@lme.ericsson.se

Ola Rembe, Director, Media Relations, Ericsson Corporate Communications

Phone: +46 730 244 873, E-mail: ola.rembe@lme.ericsson.se

Investors and analysts:

Lotta Lundin, Investor Relations, Ericsson Corporate Communications

Phone: +46 8 719 6553, E-mail: lotta.lundin@clo.ericsson.se

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/s/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/s/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: April 8, 2003